SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(RULE 13e-3)

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3

THEREUNDER

Piedmont Community Bank Group, Inc.

(Name of Issuer)

PIEDMONT COMMUNITY BANK GROUP, INC.

Christine A. Daniels	Dr. John A. Hudson
Franklin J. Davis	R. Drew Hulsey, Jr.
Joseph S. Dumas	Robert C. McMahan
Roy H. Fickling	Mickey C. Parker
Terrell L. Fulford	Zelma A. Redding
Arthur J. Goolsby	Julie Simmons
James R. Hawkins	Angela M. Tribble

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

72013P108

(CUSIP Number of Class of Securities)

R. Drew Hulsey, Jr.

Chief Executive Officer

Piedmont Community Bank Group, Inc.

110 Bill Conn Parkway

Gray, Georgia 31032

(478) 986-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Michael P. Marshall, Jr., Esq.

Miller & Martin PLLC

1170 Peachtree Street, N.E.,

Suite 800

Atlanta, GA 30309-7649

(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$475,863	$95.17

*	For purposes of calculating the fee only. This amount assumes 158,621 shares of common stock of the subject company will be exchanged for 158,621 shares of Class A Common Stock of the subject company. Because the subject company’s common stock is traded over-the-counter, the market value of the securities was established pursuant to Rule 0-11(a)(4) based upon the last sale reported as of April 30, 2009, which was $3.00. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$95.17

Form or Registration No:	Schedule 13E-3 (File No. 005-82937)

Filing Party:	Piedmont Community Bank Group, Inc.

Date Filed:	May 6, 2009

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Piedmont Community Bank Group, Inc. (“Piedmont Community Bank Group” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 601 shares into the Company’s Class A Common Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to terminate its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the definitive proxy statement filed by the Company concurrently with this Schedule (the “Proxy Statement”). The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the annual meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The Information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE PROPOSALS AND THE ANNUAL MEETING” and “SPECIAL FACTORS REGARDING THE RECLASSIFICATION – Overview of the Reclassification” is incorporated herein by reference.

Item 2.	Subject Company Information

The required information is incorporated by reference to the caption to the Notice of Annual Meeting of Shareholders contained in the Proxy Statement and to the sections of the Proxy Statement entitled “DESCRIPTION OF CAPITAL STOCK – Common Stock” and “MARKET PRICE OF PIEDMONT COMMUNITY BANK GROUP, INC. COMMON STOCK AND DIVIDEND INFORMATION.”

Item 3.	Identity and Background of Filing Person

The information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “INFORMATION ABOUT PIEDMONT COMMUNITY BANK GROUP – Directors and Officers.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS REGARDING THE RECLASSIFICATION - Overview of the Reclassification, - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, - Our Position as to the Fairness of the Reclassification, - Purpose and Structure of the Reclassification, - Effects of the Reclassification on Piedmont Community Bank Group, - Effects of the Reclassification on Shareholders of Piedmont Community Bank Group, - Material Federal Income Tax Consequences of the Reclassification, and - Accounting Treatment,” “DESCRIPTION OF CAPITAL STOCK - Common Stock, and - Class A Common Stock” and “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE PROPOSALS AND THE ANNUAL MEETING.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS – Effects of the Reclassification on Piedmont Community Bank Group, and – Plans and Proposals.”

Item 7.	Purposes, Alternatives, Reasons and Effects in a Going Private Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS REGARDING THE RECLASSIFICATION - Overview

of the Reclassification, - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, - Our Position as to the Fairness of the Reclassification, - Purpose and Structure of the Reclassification, - Effects of the Reclassification on Piedmont Community Bank Group, - Effects of the Reclassification on Shareholders of Piedmont Community Bank Group, and - Material Federal Income Tax Consequences of the Reclassification

Item 8.	Fairness of the Going Private Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS REGARDING THE RECLASSIFICATION - Overview of the Reclassification, - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, - Our Position as to the Fairness of the Reclassification.

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS REGARDING THE RECLASSIFICATION - Overview of the Reclassification, - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, - Our Position as to the Fairness of the Reclassification. and “OTHER MATTERS - Reports, Opinions, Appraisals and Negotiations.”

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS REGARDING THE RECLASSIFICATION - Financing of the Reclassification and - Fees and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS REGARDING THE RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SELECTED HISTORICAL FINANCIAL INFORMATION” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE PROPOSALS AND THE ANNUAL MEETING.”

Item 15.	Additional Information

The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)	Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on August 13, 2009 (incorporated by reference to the Proxy Statement filed with the Commission by the Company on August 13, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2009

PIEDMONT COMMUNITY BANK GROUP, INC.

	By:	/s/ R. Drew Hulsey, Jr.
R. Drew Hulsey, Jr., Chief Executive Officer

Date: August 13, 2009

By:	*
Christine A. Daniels

By:	*
Franklin J. Davis

By:	*
Joseph S. Dumas

By:	*
Roy H. Fickling

By:	*
Terrell L. Fulford

By:	*
Arthur J. Goolsby

By:	*
James R. Hawkins

By:	*
Dr. John A. Hudson

By:	/s/ R. Drew Hulsey
R. Drew Hulsey, Jr.

By:	*
Robert C. McMahan

By:	*
Mickey C. Parker

By:	*
Zelma A. Redding

By:	*
Julie Simmons

By:	*
Angela M. Tribble

*By:   R. Drew Hulsey as attorney-in-fact

EXHIBIT INDEX

1.	Definitive Proxy Statement, notice of Annual Meeting and related cover letter (incorporated by reference to the definitive proxy statement related to this transaction filed under cover of Schedule 14A (File No. 000-52453)